

NEWS RELEASE

<u>**FOR IMMEDIATE RELEASE**</u>

February 5, 2007

CAPITOL FEDERAL FINANCIAL
REPORTS FIRST QUARTER 2007 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced results today for the quarter ending December 31, 2006. Detailed results of the quarter are available in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, which will be filed today and posted on our website, http://ir.capfed.com. Highlights for the quarter include:

- net income of $10.3 million,

- diluted earnings per share of $0.14, and

- efficiency ratio of 51.74%.

On January 23, 2007 the board of directors declared a $0.50 per share dividend to stockholders of record as of February 2, 2007 payable on February 16, 2007.

Results of Operations for the Quarter Ended December 31, 2006

Net income for the quarter was $10.3 million compared to $13.3 million for the same quarter one year ago. The $3.0 million decrease in net income was primarily a result of a $9.3 million increase in interest expense. This increase in interest expense was mainly attributable to higher rates on the certificate of deposit and money market portfolios and, to a lesser extent, the interest rate swaps which are generally priced based upon short-term interest rates (two year and shorter maturities). The increase in interest expense was partially offset by a $3.3 million increase in interest and dividend income and a $2.1 million decrease in income tax expense due to a reduction in earnings between the two periods.

Total interest and dividend income for the quarter was $105.2 million compared to $101.9 million for the prior year quarter. The $3.3 million increase was primarily a result of an increase in interest income on cash and cash equivalents and an increase in investment securities income, partially offset by a decrease in income on loans receivable.

Interest expense on deposits for the current quarter was $35.5 million compared to $27.2 million for the prior year quarter. The $8.3 million increase in interest expense was primarily a result of an increase in the average rate on the certificate of deposit and money market portfolios.

Interest expense on Federal Home Loan Bank ("FHLB") advances for the current quarter was $40.7 million compared to $39.8 million for the prior year quarter. The $937 thousand increase in interest expense was a result of an increase in the paying rate on the interest rate swaps, offset by a decrease in the average balance due to maturing advances that were not renewed in fiscal year 2006.

Financial Condition as of December 31, 2006

Total assets increased from $8.20 billion at September 30, 2006 to $8.21 billion at December 31, 2006. The increase in assets was attributed mainly to an increase in loans receivable. The growth in the loan portfolio was primarily a result of originations partially offset by principal repayments during the quarter.

Total liabilities remained relatively unchanged compared to September 30, 2006, at $7.34 billion for both quarters.

Stockholders' equity increased $3.9 million from $863.2 million at September 30, 2006 to $867.1 million at December 31, 2006.

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On January 23, 2007, the board of directors declared a dividend of $0.50 per share which will be paid on February 16, 2007 to stockholders of record on February 2, 2007. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares. Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of Capitol Federal Savings Bank (the "Bank"), other regulatory limitations on the Bank's ability to make capital distributions to the Company and the continued waiver of dividends by MHC. Because the Company has a relatively unique corporate structure, the reporting of certain information under accounting principles generally accepted in the United States of America ("GAAP") is not necessarily reflective of the process considered by the board of directors in connection with its dividend policy. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations.

The following is a reconciliation of the denominators of the basic and diluted earnings per share calculations.

	Three Months Ended December 31,	
	2006	2005
	(Dollars in thousands, except per share amounts)	
Net income	$ 10,251	$ 13,313
Average common shares outstanding	72,626,122	72,649,222
Average committed ESOP shares outstanding	548	548
Total basic average common shares outstanding	72,626,670	72,649,770
Effect of dilutive RRP shares	7,869	3,496
Effect of dilutive stock options	200,480	318,278
Total diluted average common shares outstanding	72,835,019	72,971,544
Net earnings per share:		
Basic	$ 0.14	$ 0.18
Diluted	$ 0.14	$ 0.18

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to public stockholders of CFFN stock. The following table is presented to provide a better understanding of the information reviewed by the board of directors when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	Three Months Ended December 31,	
	2006	2005
	(Dollars in thousands, except per share amounts)	
Net income	$ 10,251	$ 13,313
Basic average common shares outstanding	72,626,670	72,649,770
Average shares held by MHC	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	20,433,853	20,456,953
Effect of dilutive RRP shares	7,869	3,496
Effect of dilutive stock options	200,480	318,278
Total adjusted diluted average shares held by public stockholders	20,642,202	20,778,727
Net earnings per share, available to public stockholders:		
Basic	$ 0.50	$ 0.65
Diluted	$ 0.50	$ 0.64

The following table shows the number of shares eligible to receive dividends ("public shares") because of the waiver of dividends by MHC at December 31, 2006. The unvested shares in the ESOP receive cash equal to the dividends paid on the public shares. The cash received is used first to repay the annual debt obligation on the loan taken out by the ESOP from the Company at the time of the mutual-to-stock conversion of the Bank to purchase shares for the ESOP. Cash received in excess of the debt obligation is distributed to participants in the plan. Because these shares are held in trust for a future employee benefit, they are excluded from the calculation of public shares.

Total voting shares outstanding at September 30, 2006	74,031,930
Treasury stock acquisitions	(1,113)
RRP grants, net	(400)
Options exercised, net	85,138
Total voting shares outstanding at December 31, 2006	74,115,555
Unvested shares in ESOP	(1,411,470)
Shares held by MHC	(52,192,817)
Total public shares December 31, 2006	20,511,268

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 38 branch locations in Kansas, 9 of which are in-store branches. Capitol Federal Savings Bank employs 649 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer and Treasurer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com